Exhibit 8

LIST OF SIGNIFICANT SUBSIDIARIES

As of November 30, 2024, Theratechnologies had five wholly owned subsidiaries with Theratechnologies U.S., Inc. being the only significant subsidiary.

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Theratechnologies U.S., Inc., is a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.